SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 31, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   January 31, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – January 31, 2012

Tanzanian Royalty Receives NI-43-101 Compliant Resource Reports

for Itetemia and Luhala Gold Projects in Tanzania

The Company is pleased to announce the receipt of a joint NI-43-101 compliant Technical Report for its Itetemia and Luhala gold projects in the Lake Victoria Goldfields of Tanzania. The full report will be filed on www.sedar.com.

Itetemia is an advanced-stage exploration project that was previously the subject of an option royalty agreement with a UK-based mining exploration company. (See News Release December 21, 2011). The Itetemia Project adjoins African Barrick’s Bulyanhulu gold mine, one of the largest gold producers in Tanzania.

The NI-43-101 report for Itetemia includes a Resource Summary for the Golden Horseshoe Reef (GHR) which was the subject of a preliminary economic study in August 2009 that examined and confirmed the technical feasibility of open pit mining employing various processing plant options.

Based on a 1.0 g/t cutoff grade, Itetemia has an Indicated Resource of 2,799,000 tonnes grading 2.96 g/t, representing 266,000 troy ounces and an Inferred Resource of 1,433,000 tonnes averaging 3.39 g/t, representing 156,000 ounces. Under the existing ownership structure, 90% of these resources will accrue to Tanzanian Royalty.

One of the Company’s priorities will be to update earlier studies for Itetemia in the context of higher gold prices. In addition the Company intends to prepare a revised geological model and pit design that  will incorporate a lower cut-off grade along with a revised cost and capital estimate for commercial exploitation of the GHR resource.

“The prospects for Itetemia are virtually limitless given its proximity to an existing large scale mining operation and the infrastructure associated with it,” states the Company’s Chairman and COO, Joseph K. Kahama.  “We intend to move aggressively to optimize this important asset for our shareholders and the people of Tanzania,” he adds.

The Luhala Project is an advanced stage exploration project where the exploration focus has been on the development of gold deposits on five anomalous hilltops. The mineralization at Luhala is stratabound and shear-zone hosted, with the Kisunge Hill, Shilalo West and Shilalo South Hills representing the areas of primary economic interest.

Luhala hosts a 43-101 compliant Inferred Resource at a 1.0 g/t cutoff grade of 1,860,000 tonnes grading 1.87 g/t, representing 112,000 troy ounces. Under the current ownership structure for Luhala, 100% of these resources will accrue to Tanzanian Royalty.

A follow-up program of additional diamond drilling has been recommended for the Shilalo South and Shilalo West zones where the resource appears open at depth and along strike.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Admin) of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

Joseph K. Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.